Exhibit 99.2

December 17, 2004

Liberman Broadcasting, Inc.

1845 West Empire Avenue

Burbank, California 91504

Dear Board of Directors of Liberman Broadcasting, Inc.:

It is my understanding that Liberman Broadcasting, Inc., a Delaware corporation (the “Company”), has filed a Registration Statement on Form S-1 (the “Registration Statement”) in connection with the anticipated initial public offering of its Class A common stock, par value $.001 per share. In connection with the initial public offering, the Company has requested that I be named as a nominee to its board of directors in the Registration Statement and prospectus contained therein.

I hereby consent to being named as a nominee to the Company’s board of directors in the Registration Statement and prospectus contained therein. I also hereby consent to accept the nomination as a director of the Company if so chosen.

Sincerely,

/s/ STEVEN CRAMER

Steven Cramer